

July 8, 2025

Rajiv De Silva
Chief Executive Officer
Venus Concept Inc.
235 Yorkland Blvd, Suite 900
Toronto, Ontario M2J 4Y8

>   **Re: Venus Concept Inc.**
>   **Registration Statement on Form S-1**
>   **Response dated July 3, 2025**
>   **File No. 333-288215**

Dear Rajiv De Silva:

We have reviewed your response letter dated July 3, 2025 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 20, 2025

Recent Developments, page 3

1.   We note your response to previous comment 1 and reissue the comment in part. Please provide a more detailed analysis of why the Company believes the closing of the Transaction is not probable at this time. In your Current Report on Form 8-K filed on June 6, 2025 and in your registration statement, you state that the Transaction is expected to close in the third quarter of 2025. Please clarify if you no longer expect the Transaction to close or if you expect closing to be significantly delayed. Similarly, your response letter indicates that various closing conditions or consents cannot be completed or obtained for several more months but it does not explain if you no longer expect to be able to satisfy the closing conditions to the Transaction at all or if there is significant doubt about your ability to do so. Finally, with respect to the fiduciary out in favor of the Company, please explain whether you have received any

unsolicited bids or any indication from a third-party that an unsolicited bid is forthcoming.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Richard Raymer, Esq.